

07006252

PBD 6/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian M. Prew + Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Front Street
(No. and Street)

Binghamton (City) NY (State) 13905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vieira & Associates,CPAs,PC
(Name – *if individual, state last, first, middle name*)

5 Leroy Street (Address) Binghamton (City) NY (State) 13905 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED MAY 29 2007 160 SECTION PROCESSING

OATH OR AFFIRMATION

I, Brian M. Prew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian M. Prew & Associates, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Brian M. Prew & Associates, Inc.

Address: 63 Front St. Binghamton, NY 13905

Telephone: 607 723-5261

SEC Registration Number:

NASD Registration Number: 010438 869532

(ii) Accounting Firm

Name: Vieira & Associates, CPAs,PC

Address: 5 Leroy St. Binghamton, NY 13905

Telephone: 607 723-1272

Accountant's State Registration Number: 086150

(iii) Audit date covered by the Agreement: March 31, 2007

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(x) is for the annual audit only for the fiscal year ending 2007 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.



Signature: ______________________

Name: Brian M. Prew

(By Firm's FINOP or President)

Title: President Date: 5/17/07

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Brian M. Prew & Associates, Inc.

Address: 63 Front St. Binghamton, NY 13905

Telephone: 607 723-5261

SEC Registration Number:

NASD Registration Number: 010438 869532

(ii) Accounting Firm

Name: Vieira & Associates, CPAs,PC

Address: 5 Leroy St. Binghamton, NY 13905

Telephone: 607 723-1272

Accountant's State Registration Number: 086150

(iii) Audit date covered by the Agreement: March 31, 2007

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(x) is for the annual audit only for the fiscal year ending 2007 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.



Signature: ______________________

Name: Brian M. Prew

(By Firm's FINOP or President)

Title: President Date: 5/17/07

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

August 23, 2006

Brian Prew Associates
63 Front Street
Binghamton, NY 13902

Re: Brian Prew Annual Audit Services

Dear Brian,

After many years of service, I would like to state that I am very appreciative of the role you've played in the success of our business. Thanks to the loyalty of clients like yourself, our firm has been able to provide high quality, cost efficient service to the community.

However, per our CPA peer review and professional liability insurance it has become impossible for our office to perform any auditing services that have any S.E.C. filing requirements. Our office can not maintain the continuing education requirements, cost of liability insurance, and peer review standards for one client that has S.E.C. filing requirements.

We've done the math and we've considered every option. It basically not financially practical for our firm to continue performing accounting services for your company. Therefore, effective immediately, we will no longer be able to provide your company with annual auditing services.

We appreciated your business, and apologize to you for any inconvenience this will cause you and your office. We will be fully cooperative in transferring any and all information to the successor accountant.

We wish you the best with all your future .

Sincerely,



Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com

(607) 785-4070
FAX (607) 785-4720

BRIAN M. PREW & ASSOCIATES, INC

FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

BRIAN M. PREW & ASSOCIATES, INC

TABLE OF CONTENTS

Audit Report of Independent Certified Pubic Accountants'	1
Financial Statements	
Balance sheets	2
Statements of income (loss)	3
Statements of stockholder's equity	4
Statements of cash flows	5
Notes to financial statements	6-9
Independent Auditors' Report on Supplementary Information	10
Supplementary Schedules I-IV	11-14
Independent Auditors' Report on Internal Control Structure	15-16

VIEIRA & ASSOCIATES
CPAs, P.C.

E. Mark Vieira, CPA *
Cheryl DiStefano, CPA
Scott M. Hotalen, CPA

Christopher J. Evans, CPA
John B. Burtis, CPA**
* Also licensed in South Carolina
** Also licensed in Pennsylvania

Audit Report of Independent Certified Pubic Accountants'

May 8, 2007

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, New York

We have audited the accompanying balance sheet of Brian M. Prew & Associates, Inc. as of March 31, 2007 and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. The financial statements of Brian M. Prew & Associates, Inc. as of and for the year ended March 31, 2006 were audited by other auditors whose report dated May 5, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the March 31, 2007 financial statements referred to above present fairly, in all material respects, the financial position of Brian M. Prew & Associates, Inc. as of March 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

Vieira & Associates CPAs, P.C.

May 8, 2007
Binghamton, NY

5 Leroy Street, Binghamton, NY 13905
Tel: 607-723-1272 Fax 607-722-0166
E-mail: cpas@vapc.us

20 B Cardinal Road, Hilton Head, SC 29926
Tel: 843-681-7310 Fax: 843-689-2313
Website: www.vapc.us

BRIAN M PREW & ASSOCIATES, INC
BALANCE SHEETS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

ASSETS

	2007	2006
Current Assets		
Cash	$ 20,852	$ 13,543
Cash - segregated under regulations	2,531	2,521
Accounts receivable	36,305	84,659
Marketable securities - investments at market	539,705	533,582
Total current assets	599,393	634,305
Furniture and Equipment		
Furniture and equipment	94,883	94,883
Less: accumulated depreciation	94,883	94,350
Net furniture and equipment	-	533
Other assets	33,207	32,112
Total assets	$ 632,600	$ 666,950

LIABILITIES AND STOCKHOLDERS EQUITY

	2007	2006
Current Liabilities		
Accounts payable	$ 20,147	$ 16,129
Income taxes Payable	826	6,195
Deferred taxes payable	7,948	4,844
Total current liabilities	28,921	27,168
Stockholder's Equity:		
Common stock - No par, 200 shares authorized and 100 issued and outstanding	1,500	1,500
Retained earnings	602,179	638,282
Total stockholder's equity	603,679	639,782
Total liabilities and stockholder's equity	$ 632,600	$ 666,950

See audit report of independent certified public accountants' and accompanying notes to financial statements

BRIAN M PREW & ASSOCIATES, INC
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006
Revenue		
Commissions	$ 638,895	$ 578,195
Fees	137,482	219,679
Dividends	11,226	10,070
Short term capital gains	56,630	12,678
Interest	12,090	7,556
Total Revenue	856,323	828,178
Expenses		
Auto expense	9,178	8,902
Commissions	360,000	325,000
Computer/supplies	5,141	9,719
Dues & publications	3,249	2,443
Employee benefits	86,375	74,207
Legal & accounting fees	39,522	25,320
Payroll taxes	15,745	14,207
Phone & utilities	13,375	12,840
Postage and delivery	3,542	4,397
Real property taxes	6,811	6,409
Rent	24,000	24,000
Repair & maintenance	11,444	4,864
Salaries and wages	26,839	43,456
Salaries and wages - shareholder	267,000	250,000
Supplies & office supplies	6,526	12,575
All other operating expenses	7,747	8,745
Total expenses	886,494	827,084
Income (loss) before provision for income taxes	(30,171)	1,094
Less: provision for income taxes	4,214	-
Net Income (loss)	$ (34,385)	$ 1,094

See audit report of independent certified public accountants' and accompanying notes to financial statements

BRIAN M PREW & ASSOCIATES, INC
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 2005	$ 1,500	$633,053	$ 634,553
Net income	-	1,094	1,094
Unrealized gain		4,135	4,135
Balance, March 31, 2006	$ 1,500	$638,282	$ 639,782
Net income (loss)	-	(34,385)	(34,385)
Change in unrealized gain		(1,718)	(1,718)
Balance, March 31, 2007	$ 1,500	$602,179	$ 603,679

See audit report of independent certified public accountants' and accompanying notes to financial statements

BRIAN M PREW & ASSOCIATES, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006
Cash flow from operating activities:		
Net income before taxes	$ (34,385)	$ 1,094
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	533	344
Changes in operating assets and liabilities:		
(Increase) decrease in prepaid pension	-	1,000
(Increase) decrease in other assets	(1,095)	(1,529)
(Increase) decrease in accounts receivable	48,354	21,541
Increase (decrease) in accounts payable	4,018	(11,747)
Increase (decrease) in notes payable	-	(35,000)
Increase (decrease) in accrued expenses	(2,265)	(7,289)
Net cash provided (used) by operating activities	15,160	(31,586)
Cash flows from investing activities:		
(Increase) decrease in marketable securities	(7,841)	3,838
Net cash provided (used) by investing activities	(7,841)	3,838
Net increase (decrease) in cash	7,319	(27,748)
Cash at the beginning of the year	16,064	43,812
Cash at the end of the year	$ 23,383	$ 16,064
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Taxes	$ 2,113	$ -

See audit report of independent certified public accountants' and accompanying notes to financial statements

BRIAN M PREW & ASSOCIATES, INC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Brian M Prew & Associates, Inc. (the company) is a regional securities broker/dealer (Series 26) registered with the Securities and Exchange Commission operating in the greater Broome County area of Southern New York. The Company's principal operations are limited to the brokerage of mutual funds, variable annuities and insurance products.

Basis of Financial Statements/Tax Returns

These financial statements have been prepared using the accrual basis of accounting. Under the accrual basis of accounting revenues are recognized when earned and expenses when incurred. The Company prepares its tax returns based on the cash basis of accounting, recognizing revenues when received and expenses when paid. Hence, there are significant differences between the income shown on these financial statements and the Company's tax returns.

Securities Transactions

Customer's security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Presentation/Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of such statements and revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

For purposes for the statement of cash flows, the company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not yet experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Income is recognized, when service is provided, on the accrual basis of accounting for financial purposes.

Advertising
The company expenses advertising charges as incurred.

See audit report of independent certified public accountants' and accompanying notes to financial statements

BRIAN M PREW & ASSOCIATES, INC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities – Investment

The Company's marketable securities (Mutual Funds) are valued at market value for financial statement and tax reporting purposes.

Furniture and Equipment

Furniture and equipment are reported at cost, less accumulated depreciation computed using the straight-line method for both financial and income tax purposes. Assets are depreciated over their estimated useful lives, in accordance with generally accepted accounting principles. Upon sales or retirement of the above assets the cost and related accumulated deprecation and amortization are eliminated from the accounts and the resulting gain or loss, if any, is reported on the statement of income.

Income Taxes

Income tax expenses are calculated based on rates in effect at the fiscal year end.

NOTE 2. CASH SEGREGATED UNDER REGULATIONS

Cash of $2,531 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission as of March 31, 2007.

NOTE 3. PROPERTY AND EQUIPMENT

Fixed assets consist of the following as of March 31:

	2007	2006
Vehicle	$ 21,747	$ 21,747
Equipment & Furnishings	72,399	72,399
Leasehold Improvements	737	737
Fixed Assets, total	94,883	94,883
Less, Accumulated Depreciation	94,883	94,350
Fixed Assets, net	$ -	$ 533

Depreciation expense was $533 and $344 for 2007 and 2006, respectively.

NOTE 4. NOTES RECIEVABLE – STOCKHOLDER

The company advanced monies to the sole stockholder, Brian m. Prew on a non-interest bearing, demand basis, totaling $23,231 and $23,231 as of March 31, 2007 and 2006 respectively. The accrued interest receivable as of March 31, 2007 and March 31, 2006 is $9,975 and $8,881. Both are included in other assets.

BRIAN M PREW & ASSOCIATES, INC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

NOTE 5: EMPLOYEE BENEFITS

Employee benefits expense consists principally of payroll taxes, pension costs, health care benefits, and life insurance costs.

Pension Plan

The Company maintains a S.E.P. retirement plan covering substantially all employees who exceed one thousand (1000) work hours annually and who meet the minimum eligibility requirements of one year of service and at least 21 years of age. Vesting is based on one year of service at the rate of 20 percent after two years of service and 20 percent per year of services thereafter. The Company contributes up to 15% of employee's base salary. The employee may make contributions equal to an additional fifteen percent (15%). The plan is an individual retirement annuity with no unfunded liability. Total Company contributions amounted to $48,600 and $41,000 for the fiscal year ending March 31, 2007 and 2006, respectively.

Health Care

Health insurance is available for full-time employees after ninety (90) days of employment. An amount equivalent to ninety percent (90%) of individual coverage will be paid by the Chamber and can be used to purchase individual or family coverage.

NOTE 6. COMMITMENT TO RELATED PARTY TRANSACTIONS

The company leases office space at 63 Front Street, Binghamton, New York from Brian M. Prew, principal stockholder. Currently, the lease provides for payments of $24,000 per year triple net and will be renewed annually. Rent expense was $24,000 for the years ending March 31, 2006 and 2007.

NOTE 7. INCOME TAXES

Deferred income taxes arise from differences in recognition of revenues and expenses between these financial statements and the Company's tax returns. As of March 31, 2007 a deferred tax liability of $7,948 has been recorded on these financial statements and was calculated based on current enacted tax rates for both federal and state income taxes.

NOTE 8. RECLASSIFICATIONS

The financial statement presentation for March 31, 2006 has been changed to conform to the presentation of the March 31, 2007 financial statements.

NOTE 9. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various mutual fund transactions. These activities may expose the Company to off-the-Balance-Sheet risk in the event the customer or other party is unable to fulfill contractual obligations.

In the event the customer fails to satisfy its obligations, the company may be required to purchase or sell mutual funds at prevailing market prices to fulfill the customer's obligations.

The Company does not engage in propriety trading of volatile securities such as short options and futures as it is licensed solely to sell mutual funds.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which are generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of these contracts in which case the company may have to purchase or sell mutual funds at prevailing market prices. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

NOTE 10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Brian M. Prew & Associates, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined. On March 31, 2007 Brian M. Prew & Associates, Inc's aggregate indebtedness and net capital were $28,922 and $570,472 respectively, a ratio of 0.051 to 1. The Company's required capital for this date was $25,000. A copy of our most recent annual report from X-17a-5 is available for examination and copying at the principal office of the firm in Binghamton, New York as well as the offices of the Securities and Exchange Commission in New York, N.Y.

VIEIRA & ASSOCIATES
CPAs, P.C.

E. Mark Vieira, CPA *
Cheryl DiStefano, CPA
Scott M. Hotalen, CPA

Christopher J. Evans, CPA
John B. Burtis, CPA **
* Also licensed in South Carolina
** Also licensed in Pennsylvania

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

May 8, 2007

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, New York

We have audited the accompanying financial statements of Brian M. Prew & Associates, Inc. as of and for the year ended March 31, 2007, and have issued our report thereon dated May 8, 2007. Our Audit was conducted for the purpose of forming and opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Vieira & Associates CPAs, P.C.

May 8, 2007
Binghamton, NY

5 Leroy Street, Binghamton, NY 13905
Tel: 607-723-1272 Fax 607-722-0166
E-mail: cpas@vapc.us

20 B Cardinal Road, Hilton Head, SC 29926
Tel: 843-681-7310 Fax: 843-639-2313
Website: www.vapc.us

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2007

Net capital computation		
Total stockholder's equity	$603,679	
Total Stockholders' equity qualified for net capital		$ 603,679
Total capital and allowable subordinated liabilities, deductions and/or charges:		
Nonallowable assets		
Shareholders loan and interest receivable	33,207	
Total deductions and/or charges		33,207
Net capital before haircuts on securities position		570,472
Exempted securities		-
Net Capital		570,472
Computation of aggregate indebtedness:		
Items included in the statement of financial condition		
Accounts payable	20,148	
Accrued expenses/short term debt	8,774	
Total aggregate indebtedness		28,922
Computation of basic net capital requirement of reporting broker or dealer		
Minimum net capital required	1,928	
Minimum dollar net capital requirement of reporting broker or dealer	25,000	
Excess net capital		516,550
Excess net capital at 1000 percent		567,580
Ratio: aggregate indebtedness to net capital		0.051

See audit report of independent certified public accountants' and accompanying notes to financial statements

SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED MARCH 31, 2007

	Audited	Unaudited	Increase (decrease)
Accounts receivable	36,305	-	36,305
Accumulated depreciation	94,883	94,350	533
Other asset - interest receivable on stockholder loan receivable	9,975	8,881	1,094
Deferred & income taxes payable	8,774	11,039	(2,265)

The above adjustments were made for the following reasons

Accounts receivable	To record fees earned in first quarter of 2007 received in April, 2007
Accumulated depreciation	To record depreciation for the year ended March 31, 2007
Other asset - interest receivable on stockholder loan receivable	To record interest on shareholder loan receivable for the year ended March 31, 2007
Deferred & income taxes payable	To adjust current and deferred income tax liability to actual on March 31, 2007

See audit report of independent certified public accountants' and accompanying notes to financial statements

SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15c3-3
March 31, 2007

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such an exemption is based (check one only)

A.	(k) (1) - Limited business (mutual funds)	______
B.	(k) (2)(A) - "Special Account for the exclusive benefit of customers" maintained	X
C.	(k) (2)(b) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____________________	______
D.	(k) (3) - Exempted by order of the commission	______

See audit report of independent certified public accountants' and accompanying notes to financial statements

SCHEDULE IV
REPORT ON ANY MATERIAL INADEQUACIES
March 31, 2007

No material inadequacies existed or were found to have existed since the date of the previous audit at March,31 2006

VIEIRA & ASSOCIATES
CPAs, P.C.

E. Mark Vieira, CPA *
Cheryl DiStefano, CPA
Scott M. Hotalen, CPA

Christopher J. Evans, CPA
John B. Burtis, CPA **
* Also licensed in South Carolina
** Also licensed in Pennsylvania

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

May 8, 2007

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, New York

In planning and performing our audit of the financial statements of Brian M. Prew & Associates, Inc. for the year ended March 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance of the internal control structure.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission, we have made a study of the practices and procedures followed by Brian M. Prew & Associates, Inc. in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements of prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with the generally accepted accounting principals. Rule 17-a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5 Leroy Street, Binghamton, NY 13905
Tel: 607-723-1272 Fax 607-722-0166
E-mail: cpas@vapc.us

20 B Cardinal Road, Hilton Head, SC 29926
Tel: 843-681-7310 Fax: 843-689-2313
Website: www.vapc.us

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all the matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Vieira & Associates CPAs, P.C.

May 8, 2007
Binghamton, NY

END